CYC 3/23/11

11022052

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 10 2011
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8-38631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gardner Financial Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lewis Kisch + Associates, Ltd

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/31

Lewis, Kisch & Associates, Ltd.
CERTIFIED PUBLIC ACCOUNTANTS
1303 South Frontage Road, Suite 3
Hastings, Minnesota 55033

James V. Lewis, C.P.A.
Carol J. Sailer, C.P.A.
Thomas A. Madsen, C.P.A.

Telephone: (651) 437-3356
FAX: (651) 437-3808
email: admin@lewiskisch.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Stockholders
Gardner Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Gardner Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, solely to assist you and the other specified parties in evaluating Gardner Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Gardner Financial Services, Inc.'s management is responsible for Gardner Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries of checks issued noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

LEWIS, KISCH & ASSOCIATES, LTD.

January 22, 2011

CPA℠

SIPC-7

(33-REV 7/10)

✓ 3/18/11

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ______________, 20____

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

039631 FINRA DEC
GARDNER FINANCIAL SERVICES INC 16*18
8421 WAYZATA BLVD STE 350
MINNEAPOLIS MN 55426-1384

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LARRY Bumgardner 952-935-4601

2. A. General Assessment (item 2e from page 2) $ 1650.00

B. Less payment made with SIPC-6 filed (exclude interest) (770.02)

7/27/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ~~879.98~~ 879

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ~~.98~~

F. Total assessment balance and interest due (or overpayment carried forward) $ 879

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $__________

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the ____ day of ______________, 20____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2112 660
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	2,112, 660
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,299,941
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	23270
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	~~77840~~
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	77840
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	51.687
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1452938
2d. SIPC Net Operating Revenues	$ 659 922
2e. General Assessment @ .0025	$ 1650.00
	(to page 1, line 2.A.)

SIPC ASSESSMENT CALCULATION

Dates: From 01-01-10 To 12-31-10

Total Revenue	2112,660
(7) Market Loss	-0-
Total Additions	2112 660
Deductions:	
(1) Accrued MT Fund Income	1426
Accrued VA Income	15276
Insurance Income	1508
Mutual Fund Income } RBC Mutual Fund Income	695,049
Solicitor Income	23427
Variable Annuity Income	501479
Unit Investment Trust Income	1776
Management Services Income	60000
Total	1,299,941 → Total S/B 1,323,211
Market gain	23270
(3) RBC Customer Clearance Expense	76777
RBC Customer Execution Expense	952
RBC Dealer Clearance Expense	111
Total	77840

Administrative/SIPC Assessment Calculation

(8) Assessment Fee Income	35,066
RBC Miscellaneous Income	16,207
Miscellaneous Income	414
Total	51687

<u>Deduction Summary</u>

(1) Total	1,323,211
(3) Total	77.840
(8) Total	51 687
Total Deductions	1,452,738

Additions	2112 660
Deductions	1452 738
SIPC Net Operating Revenue	659,922

SIPC Net Operating Revenue X .0025= $ 1650

Administrative/SIPC Assessment Calculation

1,426.00+
15,276.00+
1,508.00+
695,049.00+
23,427.00+
501,479.00+
1,776.00+
60,000.00+
23,270.00+
1,323,211.00*

76,777.00+
952.00+
111.00+
77,840.00*

35,066.00+
16,207.00+
414.00+
51,687.00*

1,323,211.00+
77,840.00+
51,687.00+
1,452,738.00*

2,112,660.00+
1,452,738.00-
659,922.00◇

659,922.00x
0.0025=K
1,649.81*

659,922.00*

0.